Epic Capital Securities Corp.

(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)

Financial Statement

December 31, 2023

Epic Capital Securities Corp.
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Index to Financial Statement
As of December 31, 2023

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SEC FILE NUMBER
8-69229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Epic Capital Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1951 NW 19th Street
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brandt Advisors and Accountants, LLP
(Name – if individual, state last, first, and middle name)

200 South Biscayne Blvd.	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/22/2003	52
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Thomas Nilsson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Epic Capital Securities Corp., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida,

County of Miami Dade

The foregoing instrument was acknowledged before me by means of physical presence,

this 29th of February, 2024

By Thomas Morton Nilsson

who is personally known to me ____ or who has produced FDL

as identification.

MICHEL NICOLAS
Commission # HH 151130
Expires August 2, 2025
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Notary Public

Signature:

Title: CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Berkowitz Pollack Brant Advisors +CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and those charged with governance of Epic Capital Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Epic Capital Securities Corp. (the “Company”) as of December 31, 2023, and the related notes (collectively, referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company’s auditor since 2022.
Miami, Florida
February 29, 2024

Epic Capital Securities Corp.
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Financial Condition
As of December 31, 2023

ASSETS		
Cash	$	76,609
Restricted assets with clearing organization (cash of $13,405 and securities with fair value of $241,112)		254,517
Receivables from clearing organization		637,122
Securities owned, at fair value (cost of $1,606,999) (NOTE 7)		1,612,126
Prepaid expenses		55,994
Deferred tax assets		17,082
Furniture and equipment, net		3,890
Operating lease right-of-use asset, net		68,872
Other assets		5,936
TOTAL ASSETS	**$**	**2,732,148**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable, accrued expenses and other liabilities	$	9,878
Commissions payable (NOTE 9)		907,606
Income tax payable		11,750
Operating lease liability		74,803
TOTAL LIABILITIES		1,004,037
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value ($1 stated value); 100 shares authorized, issued and outstanding		100
Additional paid-in capital		649,000
Retained earnings		1,079,011
TOTAL STOCKHOLDER'S EQUITY		1,728,111
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**2,732,148**

The accompanying notes are an integral part of this financial statement.

1. NATURE OF BUSINESS

Epic Capital Securities Corp. (the "Company") is a Florida corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for FINRA membership on August 19, 2014. The Company is wholly owned by Technology at Work Holdings Inc. (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not hold custody or maintain customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2023.

Clearing Agreement and Restricted Assets

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and Pershing requires the Company to maintain a collateral deposit of $250,000. The collateral deposit at December 31, 2023 is $254,517 and was maintained in cash of $13,405 and securities with a fair value of $241,112 (Note 7).

Receivables from Clearing Organization

The Company's receivables from Pershing include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. The Company continually reviews the credit quality of its counterparties. At December 31, 2023 the amount due from Pershing totaled $637,122.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2023 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

Riskless principal transactions, commissions and mutual fund commissions and trading income including sub-clearing income: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade date with the customer) basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Mutual funds 12b-1 fees including sub-clearing income: The Company enters into arrangements with managed accounts or other pooled investment vehicles {funds} to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Sweep fees: Such fees are assessed to customer accounts related to customer cash funds moved into a money market fund in their account at the close each business day. The fee is variable and is based on a percentage of the management fee of the money market fund at which time the performance obligation has been fulfilled. The structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

Administrative fees: Such fees are assessed to customer accounts related to continued account Service and Check Handling/Processing. The fee of $235 per year is charged in arrears directly to

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

the customer's account, at which time the performance obligation has been fulfilled. The structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

Interest and dividend income: The Company earns interest and dividend income from its securities owned. Interest is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Valuation of Investments in Securities and Securities at Fair Value

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Investments in Securities and Securities at Fair Value (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Securities owned, which consist of money market mutual funds and United States treasury bills, are recorded at fair value using Level 1 inputs as of December 31, 2023 (see Note 7).

Income Taxes

The Company is subject to Federal and State corporate income taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not the benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other expense, respectively.

Leases

The Company recognizes leases in accordance with ASC 842, Leases. The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") asset represents the Company's right to use an underlying asset for the lease term, and operating lease liability represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain.

The Company's operating leases did not provide an implicit interest rate, the Company used the Prime Rate from the Federal Reserve Bank (as it approximated the Company's incremental borrowing rate) as a guide for financing over the period of the lease at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded in the accompanying statement of financial condition and are expensed on a straight-line basis over the lease term.

Allowance for Credit Losses

The Company applies the guidance in ASC 326-20, *Financial Instruments - Credit Losses* in evaluating whether an allowance for credit losses on receivables from Pershing.The Company's receivables from Pershing include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a short period of time. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2023. The Company continually reviews the credit quality of its counterparties.

Subsequent Events

The Company has evaluated subsequent events through February 29, 2024, which is the date these financial statements were issued.

3. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases

The Company leases office space in Boca Raton, Florida through an operating lease set to expire in 2025. Operating lease asset and liability as of December 31, 2023 are as follows:

Operating lease ROU asset, net	$	**68,872**
Operating lease liability	$	**74,803**

Information associated with the remaining operating lease obligation as of December 31, 2023 is as follows:

Weighted-average remaining lease term in years	**1.3 years**
Weighted-average discount rate	**5%**

Estimated future minimum rental payments required under the operating lease liability together with its present value at December 31, 2023, is approximately as follows:

Years Ending December 31,		
2024	$	57,978
2025		19,516
Total operating lease payments		**77,494**
Less imputed interest		(2,691)
Total operating lease liability	**$**	**74,803**

4. INCOME TAXES

As of December 31, 2023, the Company has deferred tax assets of approximately $17,000. The deferred tax assets are comprised primarily of book to tax differences resulting from accrued but unpaid commissions to a related party. No allowance was recognized by management on the Company's deferred tax assets as of year-end as management determined that such deferred tax assets were more likely than not to be realized in future periods.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (as applicable), projected future taxable income, and tax planning strategies in making this assessment.

The U.S. Federal and State of Florida are the major tax jurisdictions where the Company files its income tax returns. The Company is no longer subject to U.S. Federal or Florida examinations by tax authorities for years before 2020. No interest or penalties have been recorded as a result of tax uncertainties. Furthermore, no liabilities have been recognized related to uncertain tax positions.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $1,472,773 which was $1,222,773 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.63 to 1 as of December 31, 2023.

6. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 5 years. As of December 31, 2023, furniture and equipment amounted to $35,955 and the related accumulated depreciation was $32,065.

7. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

7. FAIR VALUE MEASUREMENTS (CONTINUED)

	Active Markets for Indentical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Securities owned, at fair value				
Money market mutual funds	$ 196,867	$ -	$ -	$ 196,867
United States treasury bills	1,415,259	-	-	1,415,259
Total investments in securities	$ 1,612,126	$ -	$ -	$ 1,612,126

The fair value of money market mutual funds and United States treasury bills are estimated using recently executed transactions and market price quotations. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. Money market mutual funds and United States treasury bills included in Level 1 of the fair value hierarchy are traded in a highly liquid market.

As previously disclosed in Note 2, the Company holds restricted assets with Pershing as of December 31, 2023 totaling $254,517. Of this amount, $241,112 is held in the form of United States treasury bills, which are recognized at fair value using Level 1 inputs of the fair value hierarchy. These investments are restricted in use and are subject to the terms and conditions of the clearing agreement with Pershing.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF RISK

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF RISK (CONTINUED)

Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9. RELATED PARTY TRANSACTIONS

On March 1, 2016, the Company entered into an expense sharing agreement, subsequently amended and restated June 1, 2022 with an affiliate that is related through common ownership. The agreement allows the Company to charge the affiliate a reimbursement of expenses the Company incurs on the affiliate's behalf. No amounts were owed by this affiliate to the Company pursuant to this agreement as of December 31, 2023.

On March 1, 2019, the Company entered into a service provider agreement with another affiliate that is related through common ownership for one year, which automatically renews for the like term under the same terms and conditions to provide certain administrative, back office assistance and other support services. No amounts were owed to this affiliate pursuant to this agreement as of December 31, 2023.

The Company has a foreign finder agreement with another affiliate (related through common ownership) dated April 1, 2022. The agreement requires the Company to pay the affiliate a finders fee in the form of a commission (as defined in the agreement) when the affiliate identifies and assists the Company in successfully identifying new client relationships. At December 31, 2023, $61,475 remained payable to this affiliate under this agreement which is included as a component of commissions payable in the accompanying statement of financial condition. The payable is non-interest bearing and payable on demand.

10. SUB-CLEARING AGREEMENT

Pursuant to a sub-clearing agreement, the Company introduces an entity's customers to Pershing. The Company generates sub-clearing income and incurs sub-clearing expenses under this agreement. There were no receivables at December 31, 2023 pursuant to this agreement. The amount payable by the Company to this entity was $55,352 at December 31, 2023 per this agreement which is reflected within commissions payable in the accompanying statement of financial condition. The payable is non-interest bearing and payable on demand.